THE SARATOGA ADVANTAGE TRUST

1616 N. Litchfield Road, Suite 165

Goodyear, Arizona 85395

January 14, 2015

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	The Saratoga Advantage Trust (CIK No. 0000924628, File Nos. 033- 79708; 811- 08542 Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

The Saratoga Advantage Trust (the “Trust”) has determined that the Post-Effective Amendment No. 56 filed pursuant to Rule 485(b) on its behalf on January 14, 2015 (SEC Accession No.0001580642-15-000213) (the "Amendment") was filed in error and incomplete, and that it is in the best interests of the Trust and the public that the filing be withdrawn.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to James Ash at (631) 470-2619.

Very truly yours,
/s/ Bruce E. Ventimiglia
President, Chief Executive Officer and Chairman of the Board